EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth information regarding our ratio of earnings to combined fixed charges for the year ended December 31, 2010, as adjusted to give effect to the offering of our 5.800% Senior Notes and the application of the net proceeds therefrom, and for the historical periods shown. For purposes of determining the ratio of earnings to combined fixed charges, earnings consist of income from continuing operations before income taxes with applicable adjustments. Combined fixed charges consist of capitalized interest credit, interest factor in rental expense and other interest and fixed charges.
     In computing the pro forma ratio, the historical ratio is adjusted by the pro forma interest expense amount calculated as follows:
(1)	add to historical fixed charges the increase in interest costs resulting from the issuance of our 5.800% Senior Notes that were used to refinance our revolving credit facility; and

(2)	deduct from historical fixed charges the decrease in interest costs resulting from the retirement of any debt presently outstanding (but only for the period of time outstanding if less than one year), which will be retired with a portion of the proceeds from the offering.
     The pro forma ratio does not reflect interest costs from our 5.800% Senior Notes in excess of the amount used to refinance existing debt.

	For the Fiscal Years Ended December 31,
	Pro Forma
	2010		2010		2009		2008		2007		2006
			(in thousands, except for ratios)
Earnings:
Income from continuing operations before income taxes	$406,650		$406,650		$264,605		$278,899		$258,147		$232,777
Fixed charges	51,437		51,437		51,243		46,130		36,747		29,823

Total earnings available for fixed charges	$458,087		$458,087		$315,848		$325,029		$294,894		$262,600
Fixed Charges:
Interest expense	$34,664		$34,664		$35,265		$31,316		$22,928		$16,668
Interest factor in rental expense (1)	16,773		16,773		15,978		14,814		13,819		13,155

Total fixed charges	$51,437		$51,437		$51,243		$46,130		$36,747		$29,823
Adjustments
Estimated net increase in interest expense from refinancing	11,470

Total pro forma fixed charges	$62,907
Ratio of Earnings to Fixed Charges	7.3	x	8.9	x	6.2	x	7.0	x	8.0	x	8.8	x

(1)	Fixed charges consist of interest and our estimate of an appropriate portion of rental expenses representative of the interest factor. Our estimate of interest within rental expense is estimated to be one-third of rental expense.